Morgan, Lewis & Bockius LLP

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Washington, DC 20004

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Keith E. Gottfried

Partner

+1.202.739.5947

keith.gottfried@morganlewis.com

May 9, 2017

VIA EDGAR AS CORRESPONDENCE

Mr. Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RAIT Financial Trust

Preliminary Proxy Statement filed on Schedule 14A

PREC14A filing made on April 28, 2017 by RAIT Financial Trust

File No. 001-14760

Dear Mr. Panos:

On behalf of RAIT Financial Trust, a Maryland real estate investment trust (“RAIT” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 5, 2017 (the “Comment Letter”), relating to the above referenced filing on the Company’s Preliminary Proxy Statement on Schedule 14A. Such filing relates to the Company’s intended solicitation of proxies from its stockholders in connection with the Company’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”). The Company is also filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) on Schedule 14A with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company to Morgan, Lewis & Bockius LLP, which is serving as counsel to RAIT. For the convenience of the Staff, the responses contained herein are keyed to the numbering of the comments and the headings used in the Comment Letter.

The Company respectfully requests that the Staff confirm that it has no further comments to the Revised Preliminary Proxy Statement on Schedule 14A so that it may file a Definitive Proxy Statement on Schedule 14A on May 9, 2017, or as soon as practicable thereafter.

Almaty    Astana    Beijing    Boston    Brussels     Chicago    Dallas    Dubai    Frankfurt    Harrisburg    Hartford    Houston    London     Los Angeles    Miami    Moscow

New York    Orange County    Paris    Philadelphia     Pittsburgh    Princeton    San Francisco    Santa Monica    Silicon Valley    Tokyo    Washington     Wilmington

Mr. Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

May 9, 2017

On behalf of the Company, we advise the Staff as follows:

PREC14A filing made on April 28, 2017

Proposal 1: Election of Directors

1.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: On behalf of each of the participants in the Company’s solicitation of proxies from its stockholders for the 2017 Annual Meeting, we hereby confirm that none of the participants have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last ten years.

Proposal No. 4 - Advisory Vote on Executive Compensation, page 42

2.	Disclose the current frequency of shareholder advisory votes on executive compensation. See Item 24 of Schedule 14A.

Response: We have revised the Revised Preliminary Proxy Statement to indicate that the current frequency of the shareholder advisory vote on executive compensation is every three years.

Proposal 6. Other Matters

3.	By placing the title “Proposal” and number “6” ahead of the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1), the presentation of such matters could give the unintended impression that security holder authorization is first being sought. Please revise to remove this potential implication notwithstanding the apparent intentional omission of this seemingly hypothetical proposal and voting boxes contemplated by Rule 14a-4(b)(1) from the form of proxy.

Response: We have deleted in the Revised Preliminary Proxy Statement the title “Proposal” and the number “6” ahead of the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so as not to give the unintended impression that security holder authorization is being sought.

Mr. Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

May 9, 2017

*    *    *    *    *    *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Keith E. Gottfried of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5947 or via email at keith.gottfried@morganlewis.com.

Sincerely,

/S/ KEITH E. GOTTFRIED
Keith E. Gottfried

cc:	John J. Reyle, Esq., General Counsel

Anders Laren, Esq., Senior Managing Director and Senior Corporate Counsel